

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 16, 2008

via U.S. mail and facsimile

Stanley Streicher, Chief Executive Officer
Biodiesel of America, Inc.
2720 N.W. 55 Court
Fort Lauderdale, Florida 33309

> **Re: Item 4.01 Form 8-K**
> **File No. 333-147640**

Dear Mr. Streicher:

We have the following comment pertaining to the requirements of Item 4.01 Form 8-K.

1. The staff has received a SECPS letter dated October 15, 2008, from Braverman & Company, P.C. notifying the Chief Accountant of the Commission that your auditor/client relationship with Braverman & Company, P.C. has ceased. Please file your Item 4.01 Form 8-K immediately. The filing was due on the fifth day following the date the relationship with Braverman & Company, P.C. ceased.

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Please respond to this comment within 5 business days, or tell us when you will provide us with a response. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Tracey McKoy, Staff Accountant at (202) 551-3772.

Sincerely,

Tracey McKoy
Staff Accountant